SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

October 26, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications announces entering into an agreement for the upgrade of its existing networks and the deployment of fourth generation network in Israel

PARTNER COMMUNICATIONS ANNOUNCES ENTERING
 INTO AN AGREEMENT FOR THE UPGRADE OF ITS
 EXISTING NETWORKS AND THE DEPLOYMENT OF
 FOURTH GENERATION NETWORK IN ISRAEL

ROSH HA'AYIN, Israel, October 26, 2010 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today that it has entered last night into an agreement with LM Ericsson Israel Ltd. ("Ericsson") for the upgrade of its existing networks and the deployment of fourth generation network in Israel (the "Agreement"). The Agreement includes the upgrade, replacement and the expansion of certain parts of the Company's existing cellular and fixed line networks and the maintenance of the networks, including  enhancement of Partner's abilities with respect to the cellular and fix line ISP services it provides. The commercial operation of the fourth generation network by Partner is subject to the allocation of the relevant frequencies by the Ministry of Communications.

The term of the Agreement will be effective from the date of signature and until December 31, 2014, whereas the replacement of the Company's switches and radio equipment is scheduled to be carried out by the end of the year 2012.

The transaction will result in accelerated depreciation of the replaced equipment, throughout the replacement period, whereas the main impact of the accelerated depreciation will occur during the years 2011 and 2012. As of September 30, 2010, the fixed assets, which the Company intends to replace, minus the accumulated depreciation, is approximately US$ 40 million. The transaction will facilitate in the preplanning of the multi year budget.

The total net amount, following all discounts and settlements, some of which are conditioned, that Partner will be required to pay, in quarterly installments throughout the term of the Agreement, for the capital expenditure and maintenance services is approximately US$ 100 million.

Commenting  on the Agreement, Mr. Gelbard, Partner's CEO, stated: "Since the Company was founded, it has led the communications market in Israel in establishing the first GSM network in Israel as well as establishing the first third generation network that was launched in Israel. The content of the Agreement signed, will enable Partner to continue leading the technological arena in the communications market while upgrading its technological abilities and establishing the first fourth generation network in Israel. The new network is intended to meet Partner's needs with respect to its cellular and fixed line networks and will bring a significant improvement and enhancement in the level of Partner's network performances and the services that Partner provides and intends to provide to its customers in the coming years, noting, inter alia, the anticipated growth in Partner's customers consumption of communication services – both data (content) services and fixed line and cellular services".

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2009 Annual Report (20-F) filed with the SEC. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site .

Contact:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: October 26, 2010